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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                   CONNECTICUT GENERAL EQUITY PROPERTIES - I
                              LIMITED PARTNERSHIP
                            (NAME OF SUBJECT ISSUER)

                         EVEREST REALTY INVESTORS, LLC
                                    (BIDDER)

                               UNITS OF INTEREST
                         (TITLE OF CLASS OF SECURITIES)

                                      NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               W. ROBERT KOHORST

                         EVEREST REALTY INVESTORS, LLC,
                          3280 E. FOOTHILL BLVD., #320
                           PASADENA, CALIFORNIA 91107
                                 (818) 585-5920

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------

                                    COPY TO:

                            PETER J. TENNYSON, ESQ.
                             STEPHEN D. COOKE, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                               SEVENTEENTH FLOOR
                             695 TOWN CENTER DRIVE
                       COSTA MESA, CALIFORNIA 92626-1924
                                 (714) 668-6200
                            ------------------------

                           CALCULATION OF FILING FEE
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TRANSACTION VALUATION*: $4,316,125                    AMOUNT OF FILING FEE: $864

* For purposes of calculating the filing fee only. This amount assumes the purchase of 15,695 units of interest of the subject partnership for $275 per unit in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

            AMOUNT PREVIOUSLY PAID: NOT APPLICABLE              FILING PARTY: NOT APPLICABLE
            FORM OR REGISTRATION NO.: NOT APPLICABLE            DATE FILED: NOT APPLICABLE

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                      Index to Exhibits Located at Page 6

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

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       CUSIP NO.:  NONE
------------------------------------------


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         1       NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Everest Realty Investors, LLC
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         2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            (a) [ ]
                                                                                             (b) [ ]
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         3       SEC USE ONLY
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         4       SOURCE OF FUNDS
                 AF
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         5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(e) or 2(f)                                                  [ ]
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         6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 California
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         7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                 None
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         8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES            [ ]
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         9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                 N/A
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        10       TYPE OF REPORTING PERSON
                 OO
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

                                    14D-1

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to an offer by Everest Realty Investors, LLC, a California limited liability company (the "Purchaser"), to purchase up to 15,695 of the units of interest (the "Units") in the Partnership (as defined below) at $275 per Unit, less the amount of Distributions (as defined in the Offer to Purchase) per Unit, if any, made by the Partnership after any Distributions made after the distribution from operations for the third quarter of 1996 and before the date on which the Purchaser purchases the Units tendered pursuant to the Offer (as defined below) and less any Partnership transfer fees, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1996, as it may be supplemented or amended from time to time (the "Offer to Purchase") and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"), copies of which are filed as Exhibits 99.2 and 99.3 hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Connecticut General Equity Properties - I Limited Partnership, a Connecticut limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 900 Cottage Grove Road, South Building, Bloomfield, Connecticut 06002.

     (b) The class of equity securities to which this Statement relates is the Units. Reference is hereby made to the information set forth on the cover page and in the "Introduction" of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in the "Introduction -- Purpose of the Offer" and "Determination of Purchase Price -- Trading History of the Units" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) Reference is hereby made to the information set forth in the "Introduction," "Certain Information Concerning the Purchaser" and Schedule I ("Directors and Executive Officers of the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

     (e)-(f) During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule I ("Directors and Executive Officers of the Purchaser") of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) Reference is hereby made to the information set forth in Schedule I ("Directors and Executive Officers of the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) Reference is hereby made to the information set forth in "General Information Concerning the Partnership -- Prior Acquisitions of Units and Prior Contacts" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Reference is hereby made to the information set forth in "Certain Information Concerning the Purchaser -- Source of Funds" of the Offer to Purchase, which is incorporated herein by reference.

     (b)-(c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

     (a)-(g) Reference is hereby made to the information set forth in the "Introduction -- Purpose of the Offer," "Future Plans of the Purchaser" and "Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Purchaser does not have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (a) through (g) of Item 5 of Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in the "Introduction" and "Certain Information Concerning the Partnership -- Prior Acquisitions of Units and Prior Contacts" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     None.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the information set forth in "Certain Legal Matters -- Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF BIDDER.

     Not applicable. Certain information regarding the ability of the Purchaser to finance the Offer is set forth in "Certain Information Concerning the Purchaser -- Source of Funds" of the Offer to Purchase and is incorporated herein by reference. The incorporation by reference herein of the above referenced information does not constitute an admission that such information is material to a decision by a holder of the Units as to whether to sell, tender or hold Units being bought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(d) Reference is hereby made to the information set forth in "Certain Legal Matters" of the Offer to Purchase, which is incorporated herein by reference.

     (e) To the best knowledge of the Purchaser, no such proceedings are pending or have been instituted.

     (f) Reference is hereby made to the entire text of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     99.1 Summary Advertisement, dated November 18, 1996.

     99.2 Offer to Purchase, dated November 18, 1996.

     99.3 Agreement of Transfer and Letter of Transmittal.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          EVEREST REALTY INVESTORS, LLC


                                          By:  EVEREST REALTY MANAGEMENT,
                                               LLC, Manager


                                          By:    /s/ W. ROBERT KOHORST
                                              ------------------------------
                                                     W. Robert Kohorst
                                                         President

Dated: November 18, 1996

                                 EXHIBIT INDEX

                                                                                       SEQUENTIALLY
                                                                                         NUMBERED
  EXHIBIT NO.                               DESCRIPTION                                    PAGE
  -----------  ----------------------------------------------------------------------  ------------
      99.1     Form of Summary Advertisement, dated November 18, 1996................         7
      99.2     Offer to Purchase, dated November 18, 1996............................         8
      99.3     Agreement of Transfer and Letter of Transmittal.......................        30

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